UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number 001-38294

TORM plc

Office 105, 20 St Dunstan’s Hill, London, United Kingdom, EC3R 8HL

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release of TORM plc (the “Company”), dated October 9, 2024, announcing that the Company has increased its share capital by 352,152 Class A common shares, par value $0.01 per share (“Class A common shares”), as a result of the delivery of the fourth of eight MR vessels.

Attached to this Report on Form 6-K as Exhibit 99.2 is a copy of the press release of the Company, dated October 28, 2024, announcing that the Company has increased its share capital by 7,089 Class A common shares, as a result of the exercise of a corresponding number of Restricted Stock Units.

Attached to this Report on Form 6-K as Exhibit 99.3 is a copy of the press release of the Company, dated October 28, 2024, announcing that the Company has increased its share capital by 414,158 Class A common shares as a result of the delivery of the fifth of eight MR vessels.

The information contained in Exhibit 99.1, Exhibit 99.2 and Exhibit 99.3 to this Report on Form 6-K is hereby incorporated by reference into the Company’s registration statement on Form F-3 (File No. 333-261514) that was filed with the U.S. Securities and Exchange Commission effective December 22, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORM PLC

Dated: October 28, 2024

	By:	/s/ Jacob Meldgaard
Jacob Meldgaard
Executive Director and Principal Executive Officer